FWP - Dragonfire Article

NOTICE

Zion Oil & Gas, Inc, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas, Inc., at www.zionoil.com.

The article set forth below was published in issue 24 of Dragonfire, on August 12, 2006. It is based in part on telephonic interviews given in July 2006 by John Brown and Philip Mandelker.

For purposes of clarification, it should be noted as follows:

1. Concerning the references in the first and second paragraphs to results of Zion Oil & Gas's Ma'anit #1 well drilled last summer and Zion's plans for continued operations, see pages 13-17 (where Zion describes inter alia the basis for its statement there that it has "what appears to be a discovery of both oil and gas in a number of different zones...") and 62-68 of Zion's Amendment #4 to its registration statement as filed with the SEC and available by visiting EDGAR on the SEC website at www.sec.gov or from the company as noted in the opening paragraph above.

2. Concerning the reference in the second paragraph to an offering on the New York Stock Exchange, it should be noted that Zion has applied for listing its shares on the American Stock Exchange upon the closing of its offering.

3. Concerning the references in the 18-th paragraph, Mr. Brown's first trip to Israel was in 1983, not 1995, and Zion Oil & Gas was incorporated in April 2000, not 2003.

4. Concerning the reference in the 20-th paragraph, Zion's Ma'anit #1 well was drilled to approximately 5,000 meters, not 5,000 feet. Specifically, the well was drilled to 4,719 meters or 15,482 feet.

Dragonfire is a nonprofit, independent digital magazine about culture and news, supported by Drexel University. It is wholly unaffiliated with Zion Oil & Gas, Inc., and Zion Oil & Gas made no payment and gave no consideration to Dragonfire in connection with the publication of the article below or any other article published by Dragonfire concerning Zion Oil & Gas or otherwise.

From Water to Wine to Oil

Bible-based searches for oil in Israel go for American financial support by Sara Toth in Jerusalem, Israel

John Brown, an Evangelical Christian businessman from Texas, drilled an oil well last summer on the coast of Israel, confident that, according to the Bible, there's oil in the sliver of a Middle Eastern State.  So far, he's come up in dry in his search for oil in the land of milk and honey.

But Brown is still's hunting and is now set to bring other believers into that fold.  This summer, he's opening his petroleum-searching company, Zion Oil and Gas, to public investors though an initial public offering on the New York Stock Exchange, part of American Evangelicals' increasing interest in expressing and furthering their religious beliefs through financial investments.

Brown, who was born again as a Christian in 1981, is confident that enough people will buy stock for Zion to become a publicly-traded company, even though he's yet to find oil.  He plans to sell company stock at $7 a share so that anyone who invests can feel like they are part of the project.  He says hundreds have shown interest, mostly Evangelical Christians, and Jews and others who want to support business related to Israel.  According to the company, its capital-raising efforts are also helped by oil prices that have moved above $70 a barrel and are unlikely to decline any time soon, especially as the Hezbollah-Israel conflict continues.

"I feel like Zion Oil and Gas has a lot of opportunity for people who have the faith to believe," Brown says.  "I want to give these people an opportunity to invest in our company."

An All-Mighty Dollar for the All-Mighty

Small and large Christian-based financial investment and consulting firms are booming, even if Brown's oil fields aren't.

The Timothy Plan, a Christian investment firm based in Winter-Park, Florida, began in 1994 offering investors one mutual fund composed of several stocks.  According to its mission statement, the Timothy Plan uses "specific moral screening criteria designed to avoid investing money in any company that has a pattern of contributing to the moral degradation of society."  The company avoids placing money in companies involved in abortion, pornography or any other activities that Evangelicals, because of their Bible-based perspective, consider immoral.  Because of its success in this area, the Timothy Plan now offers eight such mutual funds.

Among the bigger players in the Christian financial industry, a few have become household names to those who attend Evangelical or other Bible-based Protestant churches.  Dave Ramsey began financial consulting for Christians in 1988 and in 2003 wrote the New York Times Bestseller The Total Money Makeover.  Churches nationwide use his Financial Peace University, a 13-week program, to teach their members how to end debt while following Christian principles such as a tithe equaling one-tenth of their income.  Larry's Burkett's Crown Financial Ministries offers a similar program as well as daily financial advice on Christian radio stations.

Larry Eskridge, director of the Institute for the Study of American Evangelicals at Wheaton College, a Christian college in Illinois, says this faith-based financial guidance "tends to be very practical, hard-headed advice."  It tends to be conservative, considering debt, other than that of a house or car unacceptable, even if the bill is paid each month.

Eskridge says that Christian financial services have become increasingly popular over the last two decades as Evangelicals, like most Americans, have become wealthier.  Like all Americans, Evangelicals face the complexities of financial markets and numerous opportunities to fall into debt.  But they have additional concerns, such as giving to the church and ensuring that they're investing in companies considered moral by Biblical values.

Christians are drawn to Ramsey's and Burkett's advice, as well as to investment services like The Timothy Plan, because unlike secular financial planners and advisors, they're accustomed to the idea of tithing or not buying a certain "immoral" stock, Eskridge says.

"In most secular advisors' books, tithing is not a conceivable thing," he says.  "Evangelicals are interested in what God has to say about money."  He believes the industry is here to stay.

Faith, Not Fact

John Brown's Evangelical businessman-model is nothing new.  Motivated by Christianity, John Wanamaker--considered the inventor of the American department store--was in the 1870s among the first retailers to offer cash refunds and follow through with his advertisements' promises.  One modern example is S. Truett Cathy--founder and owner of the Chick-fil-A restaurant chain, which is never open on Sunday, pays it workers higher salaries based on Biblical values and incorporates "to glorify God" in its mission statement.  Another is David Green, founder and chief executive of the craft stores HobbyLobby, which partake in community ministry projects and includes as part of its mission "sharing the Lord's blessings with our employees." All have been financially successful.

But unlike Wanamaker & Co., Chick-fil-A, and Hobby Lobby, each of which offers its customers a tangible product, Brown has yet to find a significant amount of oil.  Now he is working against the odds--since the early 1900s, hundreds of oil wells have been drilled in Israel, but few have yielded much of anything, according to government records.  The largest find was the discovery of oil in the northern Negev desert in 1955.  This Heletz field has produced about 18 million barrels of oil and is still marginally active today.  The only other significant oil field was found in Ashdod, near the Gaza Strip, in 1976; it produced about 215,000 barrels of oil, and was abandoned in the 1990s.  Neither find was grounded in Biblical information.

Over the last century, geologists have filed numerous reports attesting to the possibility of finding enormous oil reserves in Israel. The 1979 Wilson Report, made by a former Shell Oil Company geologist, claimed that Israel had the potential to produce anywhere from 330 million to 2 billion barrels of oil.

None of these predictions have yielded results. But Brown believes that there is oil in Israel. He bases those beliefs on verses from the Bible, which he believes to be the literal word of God.

"It's so simple," Brown says.  "It intrigues me that anything could be so simple, yet so profound."

Brown explains that Gen. 49:22-28 offers evidence that the land of Israel contains oil.  According to the Bible, Jacob gathers his descendents, who will become the twelve tribes of Israel, and gives each a different portion of land.  Of the land given to Ephraim and Menashe the sons of Joseph, the Bible says there will be "blessings of the deep that lies beneath."  Brown interprets this to mean oil.  He further defends his interpretation with lines from Deuteronomy: "Asher is most blessed of sons; Let him be favored by his brothers, And let him dip his foot in oil."  To Brown, the "blessing of the deep" refers to oil because the land given to Asher is shaped like a foot and bumps into that given to Ephraim and Menashe, Brown said.  "It's part of the treasure map that God put in the Bible," he says.

Over the past century others have used the same Bible-based reasoning in their own hunt for Israeli oil.  Brown doesn't mind that these predecessors didn't discover much.  After his first visit to Israel in 1995, he only became more serious about his belief that Israel's land contains oil, forming Zion Oil & Gas in 2003.

"It's never been a question of 'if,' it's been a question of 'when,'" he says.

According to company reports and documents filed with the Security and Exchange Commission in relation to the pending public offering, Zion Oil & Gas has found traces of oil in its approximately 5,000-foot deep well near the industrial and port city of Haifa.  Evidence included microscopic petroleum stains on rocks, asphaltic rock cuttings that burned when lit with a match, and a skim of oil on top of liquid samples taken from the well.  Other oil explorations over the years have found similar evidence.

It remains to be seen whether this evidence will prove Brown successful.  Many Israeli geologists and engineers have expressed skepticism in various media about whether these results will lead to substantial oil find.

Brown is not alone in his quest.  Dozens of Israeli and international companies currently have permits to drill for oil, according to Israel's Ministry of National Infrastructures.  The country's infrastructure ministry even has a petroleum commissioner to oversee oil exploration.  But while at least one other company, Givat Olam, is motivated by Biblical belief similar to Brown's, most of the companies are secular.

Brown's support is not entirely faith-based.  Scientific evidence alone has convinced many to fund and work for Zion.  The company's main counsel, Philip Mandelker, said he does not share Brown's religious beliefs, although he respects them and finds them "interesting."  Mandelker has been involved with various oil exploration efforts in Israel since the early 1970s, including work as a lawyer representing the Israeli Ministry of Finance in negotiations to search for oil in the Sinai Peninsula, which Israel returned to Egypt in 1979.

"I am certainly involved because of the scientific legitimacy and the business legitimacy of the project," Mandelker says.  "This is not just people who read a few Bible verses.  The professionals would not have gotten involved if that's all that was there."

Zion managers and board members include former Israeli oil commissioner Yehezkel Druckman and numerous petroleum engineers and advisors who have worked for major oil companies.

It appears, however, that from a financial point of view, Zion's exploration efforts will only continue if investors buy shares during the public offering.

"If we are not successful in completing the minimum offering, we will not have sufficient liquidity to meet our cash requirements for the next year," the company's recent SEC filing states.

Eskridge doubts that many financially-minded Evangelicals will invest in a company that has yet to achieve its goal of finding oil.  He views John Brown's quest as "a split from rational financial decisions to being led solely by the spirit."

Come its public offering, Zion will see just how supportive that spirit is.

Sara Toth is a Dragonfire Contributing Writer and a freelance religion reporter in Jerusalem Israel. Her last piece was about the growing Palestinian tourism market.